UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. 3)1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Optimer Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

68401H104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401H104	13G	Page of 2 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II, L.P. 22-3764772
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,506,296*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,506,296*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,296*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 35,123 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 3 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II Advisors Fund, L.P.22-3784567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 63,047*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 63,047*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,047*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 1,490 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 4 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates II, LLC 22-3764735
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,569,343*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,569,343*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,343*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 36,613 shares subject to currently exercisable warrants

CUSIP No. 68401H104	13G	Page of 5 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 755,284*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 755,284*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,284*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 18,307 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 6 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 755,284*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 755,284*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,284*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 18,307 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 7 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments IV, L.P.20-5935001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 848,611*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 848,611*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,611*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 36,613 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 8 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates IV LLC 20-5934968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 848,611*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 848,611*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,611*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 36,613 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 9 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Management LLC 04-3428179
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,500
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,500
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68401H104	13G	Page of 10 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,175,738*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,175,738*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,175,738*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Includes 91,533 shares subject to currently exercisable warrants.

CUSIP No. 68401H104	13G	Page of 11 of 20 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,333*
	6.	SHARED VOTING POWER 3,175,738**
	7.	SOLE DISPOSITIVE POWER 8,333*
	8.	SHARED DISPOSITIVE POWER 3,175,738**
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,071***
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*           Consists of shares subject to currently exercisable options.
**           Includes 91,533 shares subject to currently exercisable warrants.
***	Includes 91,533 shares subject to currently exercisable warrants and 8,333 shares subject to currently exercisable options.

CUSIP No. 68401H104	13G	Page of 12 of 20 Pages

Item 1(a).	Name of Issuer.

Optimer Pharmaceuticals, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 10110 Sorrento Valley Road, Suite C, San Diego, California 92121.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company and shares subject to options to purchase shares of common stock of the Company acquired by such persons (collectively, the “Shares”):

(i)           ProQuest Investments II, L.P., a Delaware limited partnership (“Investments II”), with respect to Shares beneficially owned by it;

(ii)            ProQuest Investments II Advisors Fund, L.P., a Delaware limited partnership (“Advisors Fund”), with respect to Shares beneficially owned by it;

(iii)           ProQuest Associates II LLC, a Delaware limited liability company (“Associates II”), as General Partner of Investments II and Advisors Fund, with respect to Shares beneficially owned by Investments II and Advisors Fund;

(iv)           ProQuest Investments III, L.P., a Delaware limited partnership (“Investments III”), with respect to Shares beneficially owned by it;

(v)            ProQuest Associates III LLC, a Delaware limited liability company (“Associates III”), as General Partner of Investments III with respect to Shares beneficially owned by Investments III;

(vi)           ProQuest Investments IV, L.P., a Delaware limited partnership (“Investments IV”), with respect to Shares beneficially owned by it;

(vii)           ProQuest Associates IV LLC, a Delaware limited liability company (“Associates IV”), as General Partner of Investments IV with respect to Shares beneficially owned by Investments IV;

(ix)           ProQuest Management, LLC, a Delaware limited liability company (“Management”), with respect to Shares beneficially owned by it;

(x)           Jay Moorin, an individual and a member of Associates II, Associates III, Associates IV and Management (“Moorin”), with respect to Shares beneficially owned by Investments II, Advisors Fund, Investments III, Investments IV and Management; and

CUSIP No. 68401H104	13G	Page of 13 of 20 Pages

(xi)           Alain Schreiber, an individual and a member of Associates II, Associates III, Associates IV and Management (“Schreiber”), with respect to Shares beneficially owned by Investments II, Advisors Fund, Investments III, Investments IV, Management and himself.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen.  Mr. Schreiber is a United States resident alien.  Investments II, Investments III, Investors IV and Advisors Fund are limited partnerships organized under the laws of the State of Delaware.  Associates II, Associates III, Associates IV and Management are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common stock, no par value.

Item 2(e).	CUSIP Number.

68401H104

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

CUSIP No. 68401H104	13G	Page of 14 of 20 Pages

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

The percentages used herein are calculated based upon 39,075,816 shares outstanding as of October 29, 2010, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on November 3, 2010.  As of the close of business on December 31, 2010, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	ProQuest Investments II, L.P.
(a)	Amount beneficially owned: 1,506,296
(b)	Percent of class: 3.9%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,506,296
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,506,296
B.	ProQuest Investments II Advisors Fund, L.P.
(a)	Amount beneficially owned: 63,047
(b)	Percent of class: 0.2%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 63,047
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 63,047
C.	ProQuest Associates II LLC
(a)	Amount beneficially owned: 1,569,343
(b)	Percent of class: 3.9%

CUSIP No. 68401H104	13G	Page of 15 of 20 Pages

(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,569,343
	(iii)	Sole power to dispose or direct the disposition: -0-

CUSIP No. 68401H104	13G	Page of 16 of 20 Pages

	(iv)	Shared power to dispose or direct the disposition: 1,569,343
D.	ProQuest Investments III, L.P.
(a)	Amount beneficially owned: 755,284
(b)	Percent of class: 1.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 755,284
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 755,284
E.	ProQuest Associates III LLC
(a)	Amount beneficially owned: 755,284
(b)	Percent of class: 1.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 755,284
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 755,284
F.	ProQuest Investments IV, L.P.
(a)	Amount beneficially owned: 848,611
(b)	Percent of class: 2.2%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 848,611
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 848,611
G.	ProQuest Associates IV LLC
(a)	Amount beneficially owned: 848,611
(b)	Percent of class: 2.2%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 848,611
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 848,611
H.	ProQuest Management, LLC
(a)	Amount beneficially owned: 2,500
(b)	Percent of class: 0.1%

CUSIP No. 68401H104	13G	Page of 17 of 20 Pages

(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 2,500
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 2,500
I.	Jay Moorin
(a)	Amount beneficially owned: 3,175,738
(b)	Percent of class: 8.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,175,738
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,175,738
J.	Alain Schreiber
(a)	Amount beneficially owned: 3,184,071
(b)	Percent of class: 8.1%
(c)	(i)	Sole power to vote or direct the vote: 8,333
	(ii)	Shared power to vote or direct the vote: 3,175,738
	(iii)	Sole power to dispose or direct the disposition: 8,333
	(iv)	Shared power to dispose or direct the disposition: 3,175,738

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 68401H104	13G	Page of 18 of 20 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68401H104	13G	Page of 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2011
/s/ Pasquale DeAngelis

Pasquale DeAngelis, as a member of ProQuest Associates II LLC, ProQuest Associates III LLC, ProQuest Associates IV LLC and ProQuest Management, LLC, and on behalf of ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., ProQuest Investments III, L.P. and ProQuest Investments IV, L.P.

*
Jay Moorin, individually

*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP No. 68401H104	13G	Page of 20 of 20 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description
24.1	Power of Attorney*
99.1	Joint Filing Agreement*

*Previously filed.